Filed by 180 Degree Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Filer: 180 Degree Capital Corp.
Subject Company: 180 Degree Capital Corp.
SEC File No.: 811-07074
Date: July 30, 2025

A LEADING INDEPENDENT PROXY ADVISORY FIRM, GLASS LEWIS, RECOMMENDS SHAREHOLDERS VOTE IN FAVOR OF THE PROPOSED MERGER
BETWEEN 180 DEGREE CAPITAL CORP. AND MOUNT LOGAN CAPITAL INC.

Montclair, NJ – July 30, 2025 – 180 Degree Capital Corp. (NASDAQ: TURN) (“180 Degree Capital”) announced today that a leading independent proxy advisory firm, Glass, Lewis & Co. (“Glass Lewis”) has recommended that 180 Degree Capital shareholders vote “FOR” the proposed all-stock merger between 180 Degree Capital and Mount Logan Capital Inc. (“Mount Logan”) (the “Business Combination”) at 180 Degree Capital’s upcoming special meeting on August 22, 2025. Glass Lewis’ report highlighted 1) its assessment of the strategic rationale for the merger, 2) its conclusion that the terms represent a favorable valuation for 180 Degree Capital shareholders, and 3) its view that the 180 Degree Capital’s Special Committee of its Board of Directors undertook a well-run process when assessing strategic alternatives for 180 Degree Capital.

In its July 28, 2025, report, Glass Lewis1 noted:

•“As a starting point, we acknowledge that the TURN board and the Special Committee conducted meaningful and thorough negotiations with Mount Logan, securing a significantly improved offer compared to the initial Mount Logan LOI.”
•“…we believe the Fund carried out reasonable and effective negotiations that were in shareholders' best interest.”
•“Taking into account the Fund’s standalone prospects, its historical discount to NAV and lack of profit distributions, and the adequate negotiation process conducted by the Fund, we believe the proposed transaction represents a favorable outcome for TURN's shareholders.”
•“The change in investment character warrants careful consideration, but we believe TURN has presented a compelling strategic and financial case for the merger. Specifically, the proposed transaction offers potential value accretion and improved long-term prospects that, in our view, offset the potential drawbacks associated with deregistration.”
•“In our view, rejecting this deal would leave shareholders exposed to ongoing structural challenges without a clearly superior alternative.”

“We appreciate Glass Lewis’ thoughtful analysis and careful consideration of the facts that led the Special Committee of 180 Degree Capital’s Board of Directors to unanimously approve the proposed Business Combination with Mount Logan,” said Kevin M. Rendino, Chief Executive Officer of 180 Degree Capital. “Our belief about the potential of our proposed Business Combination to create significant shareholder value for 180 Degree Capital shareholders only grows stronger every day. This belief is amplified by the support we have received from conversations with and through early voting by shareholders. We are pleased to now be able to say that a leading independent proxy advisory firm shares this opinion and specifically highlighted the strong corporate governance exhibited by our Special Committee and Board throughout the evaluation of 180 Degree Capital’s strategic options. Daniel and I look forward to continuing our discussions and engagement with 180 Degree Capital’s shareholders as we approach the meeting date.”

The special meeting to approve the proposed Business Combination is scheduled for August 22, 2025. Shareholders can access the joint proxy statement and prospectus at https://ir.180degreecapital.com/sec-filings. 180 Degree Capital urges its shareholders to cast their votes by following the instructions outlined in the joint proxy statement and/or the proxy card received via email or mail or by calling our proxy solicitor, EQ Fund Solutions, at 1-800-967-5051.

Please contact EQ Fund Solutions or 180 Degree Capital at ir@180degreecapital.com if you have not received materials to cast your votes or if you have questions about the proxy materials.

About 180 Degree Capital Corp.

180 Degree Capital Corp. is a publicly traded registered closed-end fund focused on investing in and providing value-added assistance through constructive activism to what we believe are substantially undervalued small, publicly traded companies that have potential for significant turnarounds. Our goal is that the result of our constructive activism leads to a reversal in direction for the share price of these investee companies, i.e., a 180-degree turn. Detailed information about 180 Degree Capital and its holdings can be found on its website at www.180degreecapital.com.

Press Contact:
Daniel B. Wolfe
Robert E. Bigelow
180 Degree Capital Corp.
973-746-4500
ir@180degreecapital.com

Additional Information and Where to Find It

In connection with the agreement and plan of merger among 180 Degree Capital, Mount Logan Capital Inc. ("Mount Logan"), Yukon New Parent, Inc. ("New Mount Logan"), Polar Merger Sub, Inc., and Moose Merger Sub, LLC, dated January 16, 2025, as it may from time to time be amended, modified or supplemented (the "Merger Agreement") that details the proposed combination of the businesses of 180 Degree Capital and Mount Logan and any other transactions contemplated by and pursuant to the terms of the Merger Agreement (the "Business Combination"), 180 Degree Capital has filed with the SEC and is in the process of mailing to its shareholders a definitive proxy statement on Schedule 14A (the “Business Combination Proxy Statement”), containing a form of WHITE proxy card. In addition, the surviving Delaware corporation, New Mount Logan has filed a registration statement (Registration No. 333-286043) with the SEC (the “Registration Statement”) that registers the exchange of New Mount Logan shares in the Business Combination and includes the Business Combination Proxy Statement in the form of a prospectus of New Mount Logan (the “New Mount Logan Proxy Statement/Prospectus”). The Business Combination Proxy Statement and the New Mount Logan Proxy Statement/Prospectus each contain important information about 180 Degree Capital, Mount Logan, New Mount Logan, the Business Combination and related matters. SHAREHOLDERS OF 180 DEGREE CAPITAL AND MOUNT LOGAN ARE URGED TO READ THE BUSINESS COMBINATION PROXY STATEMENT AND NEW MOUNT LOGAN PROXY STATEMENT/PROSPECTUS CONTAINED IN THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE APPLICABLE SECURITIES REGULATORY AUTHORITIES AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT 180 DEGREE CAPITAL, MOUNT LOGAN, NEW MOUNT LOGAN, THE BUSINESS COMBINATION AND RELATED MATTERS. Investors and security holders may obtain copies of these documents and other documents filed with the applicable securities regulatory authorities free of charge through the website maintained by the SEC at https://www.sec.gov and the website maintained by the Canadian securities regulators at www.sedarplus.ca. Copies of the documents filed by 180 Degree Capital are also available free of charge by accessing 180 Degree Capital’s investor relations website at https://ir.180degreecapital.com.

In connection with the Director Election Special Meeting, 180 Degree Capital intends to file with the SEC a proxy statement on Schedule 14A (the “Director Election Proxy Statement”), containing a form of WHITE proxy card, with respect to its solicitation of proxies for the Director Election Special Meeting. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DIRECTOR ELECTION PROXY STATEMENT (INCLUDING ANY

AMENDMENTS OR SUPPLEMENTS THERETO) FILED BY THE COMPANY AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY SOLICITATION. Investors and security holders may obtain copies of these documents and other documents filed with the SEC by the Company free of charge through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed by the Company are also available free of charge by accessing the Company’s investor relations website at https://ir.180degreecapital.com.

Certain Information Concerning the Participants

180 Degree Capital, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the Business Combination and the Director Election Special Meeting. Information about 180 Degree Capital’s executive officers and directors is available in 180 Degree Capital’s Annual Report filed on Form N-CSR for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, and in its proxy statement for the 2024 Annual Meeting of Shareholders (“2024 Annual Meeting”), which was filed with the SEC on March 1, 2024. To the extent holdings by the directors and executive officers of 180 Degree Capital securities reported in the proxy statement for the 2024 Annual Meeting have changed, such changes have been or will be reflected on Statements of Change in Ownership on Forms 3, 4 or 5 filed with the SEC. These documents are or will be available free of charge at the SEC’s website at https://www.sec.gov. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the 180 Degree Capital shareholders in connection with the Business Combination and the Director Election Special Meeting is contained in the Business Combination Proxy Statement, and will be contained in the Director Election Proxy Statement when such document becomes available.

Mount Logan, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Mount Logan in favor of the approval of the Business Combination. Information about Mount Logan’s executive officers and directors is available in Mount Logan’s annual information form dated March 13, 2025, available on its website at https://mountlogancapital.ca/investor-relations and on SEDAR+ at https://www.sedarplus.com. To the extent holdings by the directors and executive officers of Mount Logan securities reported in Mount Logan’s annual information form have changed, such changes have been or will be reflected on insider reports filed on SEDI at https://www.sedi.com/sedi/. Additional information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Mount Logan shareholders in connection with the Business Combination is contained in the New Mount Logan Proxy Statement/Prospectus included in the Registration Statement.

Non-Solicitation

This letter and the materials accompanying it are not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This press release, and oral statements made from time to time by representatives of 180 Degree Capital and Mount Logan, may contain statements of a forward-looking nature relating to future events within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would,” “forecasts,” “seeks,” “future,” “proposes,” “target,” “goal,” “objective,” “outlook” and variations of these words or similar expressions (or the negative versions of such words or expressions). Forward-looking statements are not statements of historical fact and reflect Mount Logan’s and 180 Degree Capital’s current views about future events. Such forward-looking statements include, without limitation, statements about the benefits of the Business

Combination involving Mount Logan and 180 Degree Capital, including future financial and operating results, Mount Logan’s and 180 Degree Capital’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Business Combination, and other statements that are not historical facts, including but not limited to future results of operations, projected cash flow and liquidity, business strategy, payment of dividends to shareholders of New Mount Logan, and other plans and objectives for future operations. No assurances can be given that the forward-looking statements contained in this press release will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Mount Logan and 180 Degree Capital shareholder approvals; the risk that Mount Logan or 180 Degree Capital may be unable to obtain governmental and regulatory approvals required for the Business Combination (and the risk that such approvals may result in the imposition of conditions that could adversely affect New Mount Logan or the expected benefits of the Business Combination); the risk that an event, change or other circumstance could give rise to the termination of the Business Combination; the risk that a condition to closing of the Business Combination may not be satisfied; the risk of delays in completing the Business Combination; the risk that the businesses will not be integrated successfully; the risk that synergies from the Business Combination may not be fully realized or may take longer to realize than expected; the risk that any announcement relating to the Business Combination could have adverse effects on the market price of Mount Logan’s common shares or 180 Degree Capital’s common shares; unexpected costs resulting from the Business Combination; the possibility that competing offers or acquisition proposals will be made; the risk of litigation related to the Business Combination; the risk that the credit ratings of New Mount Logan or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Business Combination; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Business Combination; competition, government regulation or other actions; the ability of management to execute its plans to meet its goals; risks associated with the evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions; natural and man-made disasters; civil unrest, pandemics, and conditions that may result from legislative, regulatory, trade and policy changes; and other risks inherent in Mount Logan’s and 180 Degree Capital’s businesses. Forward-looking statements are based on the estimates and opinions of management at the time the statements are made. Readers should carefully review the statements set forth in the reports, which 180 Degree Capital has filed or will file from time to time with the SEC and Mount Logan has filed or will file from time to time on SEDAR+.

Neither Mount Logan nor 180 Degree Capital undertakes any obligation, and expressly disclaims any obligation, to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Any discussion of past performance is not an indication of future results. Investing in financial markets involves a substantial degree of risk. Investors must be able to withstand a total loss of their investment. The information herein is believed to be reliable and has been obtained from sources believed to be reliable, but no representation or warranty is made, expressed or implied, with respect to the fairness, correctness, accuracy, reasonableness or completeness of the information and opinions. The references and link to the website www.180degreecapital.com and mountlogancapital.ca have been provided as a convenience, and the information contained on such websites are not incorporated by reference into this press release. Neither 180 Degree Capital nor Mount Logan is responsible for the contents of third-party websites.

1.Permission to quote from the Glass Lewis report was neither sought nor obtained.